UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _____)

R.H. Donnelley Corporation
(Name of Subject Company (Issuer))
R.H. Donnelley Corporation
(Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $1.00 Per Share,
and Stock Appreciation Rights granted under the Company’s
2005 Stock Award and Incentive Plan, [insert names of other plans]
Having an Exercise Price Per Share of $10.00 or More
(Title of Class of Securities)
74955W307
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Mark W. Hianik
Senior Vice President, General Counsel
and Corporate Secretary
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Telephone: (919) 297-1600
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With a copy to:
Thomas C. Daniels
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
(216) 586-3939

CALCULATION OF FILING FEE

Transaction Valuation* Not Applicable	Amount of Filing Fee Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Explanatory Note
On April 14, 2008, R.H. Donnelley Corporation (the “Company”) filed with the Securities and Exchange Commission on Schedule 14A definitive proxy materials in connection with its Annual Meeting of Stockholders at which the Company’s stockholders will vote on a proposal to approve a program under which the Company’s current employees will be permitted to surrender certain presently outstanding stock options and stock appreciation rights (“SARs”), with exercise prices or $10.00 per share or more, in exchange for fewer new SARs, with new vesting requirements and an exercise price equal to the fair market value of our common stock on the grant date (the “Exchange Program”).
On April 16, 2008, the Company provided an updated Employee Questions and Answers Information Sheet (the “Q&A”) regarding the Exchange Program to certain of its employees. The Q&A is attached as Exhibit 99.1 hereto.
Tender offer statement
This is for informational purposes only and is not an offer to buy, or the solicitation of any offer to sell, any shares. The full details of any tender offer, including complete instructions on how to tender will be included in the Schedule TO and related materials, which would be mailed to holders of options and stock appreciation rights promptly following commencement of the offer. The commencement of such tender offer is conditioned upon the approval by the stockholders of the Company of the Exchange Program proposal at the annual meeting. Holders of options and SARs should read carefully such materials when they are available because they will contain important information. Holders of options and SARs may obtain free copies, when available, of such materials that will be filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, holders of options and SARs also may obtain a copy of these documents, free of charge, from the Company.

Exhibit Index
Exhibit No.

99.1	Employee Questions & Answers Information Sheet regarding the Exchange Program